12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
February 16, 2021	Düsseldorf	San Diego
VIA EDGAR Ms. Ada D. Sarmento Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Connect Biopharma Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 26, 2021
CIK No. 0001835268

Dear Ms. Sarmento:

We are in receipt of the Staff’s letter dated February 10, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Connect Biopharma Holdings Limited (“Connect Biopharma” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to its Registration Statement on Form F-1 (the “Amendment”) responding to the Staff’s comments and updating the Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Pipeline, page 1

1.

We note your revisions in response to prior comment 1. Please revise all performance claims so that the basis for each statement is clear and you avoid any suggestion that your candidate has demonstrated efficacy. For example, you state that the administration of CBP-201 in your Phase 1b trial led to “rapid improvements in signs and symptoms of AD disease activity.” Please provide the objective data from your Phase 1b trial that supports this statement. You also state that pharmacokinetic data from your Phase 1a trial suggest that the CBP-201 dose could be administered every four weeks. Please provide the objective data from your Phase 1a trial that supports this statement. Also, please revise to provide the objective data that supports your belief that CBP-201 has the potential to have a faster onset of action and a greater clinical

February 16, 2021

response than the current standard of care. If the detail that is required to support these statements is too lengthy for the prospectus summary, please remove the statements from the prospectus summary.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 2, 115, 119, 121, 122, 125 and 127 of the Amendment in response to the Staff’s comment.

Business

Role of S1P1 in inflammation, page 129

2.	We note your revisions in response to prior comment 4. Please remove the reference to “favorable” results in prior clinical trials of second generation S1P1 modulators since that may imply efficacy.

Connect Biopharma’s Response: The Company has revised the disclosure on page 131 of the Amendment in response to the Staff’s comment.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan

of LATHAM & WATKINS LLP

cc:	Eric Atallah, Securities and Exchange Commission

Vanessa Robertson, Securities and Exchange Commission

Tim Buchmiller, Securities and Exchange Commission

Zheng Wei, Ph.D., Connect Biopharma Holdings Limited

Wubin Pan, Ph.D., Connect Biopharma Holdings Limited

Patrick A. Pohlen, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP